August 20, 2009

By Facsimile and By EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 S St. NE

Washington, DC

USA

20549

Dear Mr. Spirgel:

Re:

Plaintree Systems Inc.

Form 20-F for Fiscal Year Ended March 31, 2008

File No. 000-25872

______________________________________________________________________

This letter is in response to your letter dated July 24, 2009 in which you requested additional information following the review of the information provided to you in our letter dated June 26, 2009 and our subsequent conference call.

For convenience, the text of the questions raised in your July 24, 2009 letter has been set out below with the response of Plaintree Systems Inc. (“Plaintree” or “Company”) provided below the same.  Please note that the responses provided below in this letter should be read in conjunction with the responses provided in Plaintree’s previous letters to the SEC on the subject matter.

Form 20-F for the Fiscal Year Ended March 31, 2008

Plaintree Systems Inc.

Notes to Unaudited Consolidated Pro-Forma Financial Statements

1.

We note that you determined that Plaintree was a variable interest entity (“VIE”) and Targa its primary beneficiary, as of September 2005 when the consulting arrangement between Plaintree and Targa commenced because you believed it was a reconsideration event under FIN 46(R).  It is not clear, however, how this arrangement constituted a reconsideration event.  Accordingly, please explain to us how you concluded that the consulting arrangement is a reconsideration event under paragraph 7.  If you have determined that the event falls under paragraph 7(a), explain to us how the consulting arrangement changed the characteristics or adequacy of Plaintree’s equity investment at risk.  As part of your response, identify whether the characteristics or adequacy changed, and discuss how the modification was significant.  Note that only significant modifications that affect the characteristics or adequacy of an entity’s equity investment at risk would be considered reconsideration events.  If you have determined that the event falls under paragraph 7(c), explain to us how the consulting arrangement increased Plaintree’s expected losses.

If the September 2005 consulting arrangement is not a reconsideration event and there were no reconsideration events prior to that time, paragraph 38 of FIN 46(R) requires that you determine whether Plaintree is a VIE and whether Targa is its primary beneficiary as of the date Targa became involved with it.  Accordingly, please tell us (i) the date Targa became involved with Plaintree, and (ii) whether it is practicable for Targa to obtain the information necessary to make the aforementioned determinations as of the date identified in (i).

If there was not a reconsideration event and you do not have the ability to utilize the date Targa become involved with Plaintree, paragraph 38 requires that you make the necessary determinations as of the date Targa first applied FIN 46(R).  Please note that we believe the date Targa first applied FIN 46(R) would be March 31, 2008, immediately prior to the April 2008 amalgamation transaction.

Response:

The Company concluded that the commencement by it of the provision of management services to the affiliates of Targa Group Inc. (“Targa’) during the quarter ended September 30, 2005 was a reconsideration event pursuant to the terms of Section 7(c) of FIN 46(R).  Section 7(c) of FIN 46(R) states as follows:

7(c)

The entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase the entity’s expected losses.

In the quarter ended September 30, 2005, the entity (Plaintree) undertook additional activities (provision of management services) that increased the entity’s (Plaintree’s) expected losses.

As outlined in our response to your previous comment letter, the Watsons first acquired their interest in Plaintree in December 1999 when Targa, a company controlled by the Watsons, acquired a 49% interest in Plaintree in return for a guarantee to fund up to $3,000,000 of Plaintree’s operating losses. As part of that transaction, Plaintree hired Targa’s management team to run Plaintree.

In March 2000, Plaintree completed a $10,000,000 private placement of its Common Shares in Canada. Following this, Plaintree raised funds through a series of convertible debentures acquired primarily by Targa or its affiliates and loans provided by Targa and its affiliates, all funded through the sale by Targa of its shares in Plaintree leading to a dilution of Targa’s share ownership in Plaintree to 28%.  As there was a common management team for both Targa and Plaintree, Targa had access to any information necessary to make the determinations required under FIN 46(R).

During the quarter ended September 30, 2005, Plaintree entered into a contract to provide management services to related parties of Targa. This significantly changed the nature of Plaintree’s operations which had up to that point consisted exclusively the sale of optical wireless communications equipment.  As a result, revenues from optical wireless communications equipment products totaled $144K in FY 2006 as compared to management services revenues of $1.5M in FY 2006.  The management services contract changed Plaintree’s operations from simply product manufacturing to focus on management services.

The management services contract provided that Plaintree’s management team would perform management services for Hypernetics (controlled by Targa) and eventually Triodetic (later acquired directly by the Watsons and a related party of Targa via common control). The consulting contract provided that Plaintree would charge Hypernetics and Triodetic $7,900/day to provide management services for Hypernetics and Triodetic for all contracted days.  However the level of management services was not fixed for any period and it was subject to the level of demand at Hypernetics and Triodetic.

Due to this lack of fixed number of days of management services or a minimum management services contractual fee per year, the variability of the cash flows from operations of Plaintree were expected to significantly increase as a result of the entering into of the management services contract and the change in focus of operations of the Company. The increase in the variability of the cash flows was driven by the potential additional revenues from the management services contract - $0 to $2M ($7,900 * 52 weeks * 5 days) per year, and the potential additional losses resulting from such variability of cash flows.  This potential increase in the variability of the future cash flows therefore significantly increased Plaintree’s expected losses.  For example, looking back at Plaintree’s’ results, the change in Plaintree’s cash flows from operations from FY 2004 to FY 2005 was 15%, whereas after its first full year under the management services contract the change in Plaintree’s cash flows from operations was (57%).  Accordingly, this increase in expected losses resulting from the additional activities of the management services contract entered into in the quarter ended September 30, 2005 was considered a reconsideration event as defined under paragraph 7(c) of FIN 46(R).

2.

As of the date determined from the prior comment (the “determination date”), please provide us an analysis of paragraph 4(h) of FIN 46(R).

Response:

At the time of the reconsideration outlined in the response in 1. above, it was determined that Plaintree was a business as defined under FIN 46(R) C3.  Plaintree was a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.  However Targa, its largest shareholder, had significant participation in Plaintree’s re-design to commence providing management services. Plaintree’s optical wireless communications equipment product sales had not historically, and were not forecasted to bring Plaintree to profitability, nor provide positive cash flows from operations. Plaintree and Targa’s management evaluated the avenues available to them to maintain Plaintree’s tax benefits and determined that the provision of management services to related parties of Targa was the best option. In this re-design of its business, Plaintree did not market its management services to non-related parties, but signed a contract with related parties of Targa alone to supply its management’s expertise to those companies on an as needed basis. As noted above, Plaintree’s revenues for FY 2006 were comprised of $144K from its traditional optical wireless communications equipment business and $1.5M from management services. The tenfold difference substantiates the significance of the change in Plaintree’s operations resulting from its decision to enter into the management services contract.

The Company determined that the business scope exemption pursuant to Section 4(h) of FIN 46(R) is not applicable to the reconsideration for the reasons set out below:

(i)

As a result of Targa’s significant participation in the re-design of Plaintree’s operations, the business scope exception is not appropriate under Section 4(h)(1) of FIN 46(R) 4(h)(1).

(ii)

Due to the fact that the management services contract is solely with Targa’s affiliates, Plaintree’s operations were re-designed so that a substantial portion of its activities were provided to affiliates of Targa and as a result the business scope exception is also not appropriate under Section 4(h)(2) of FIN 46(R).

(iii)

The level of equity and subordinated debt provided by Targa and its related parties is more than half of the total equity and debt of the Company (outlined below in our response to question 3 below), therefore the business scope exception is also not appropriate under Section 4(h)(3) of FIN 46(R).

(iv)

None of Plaintree’s activities are related to securitization, and therefore Section 4(h)(1) of FIN 46(R) is not applicable.

Thus, as only one of the conditions listed in Section 4(h) of FIN 46(R) need to exist in order to prevent an entity from prevailing itself of the business scope exemption and three of them exist in this case, it was determined that the business scope exemption under Section 4(h) of FIN 46R 4(h) could not be used in this case.

3.

We note your response to comment 2.  It remains unclear, however, how you determined that Plaintree was a VIE and that Targa was the primary beneficiary, based on the guidance in FIN 46(R).  Accordingly, please provide us your evaluation of paragraph 5 of FIN 46(R) as of the determination date.  For each condition (i.e., a, b, or c) that exists, explain to us fully how you arrived at your conclusion.

For example, if the total equity investment at risk was not sufficient to permit Plaintree to finance its activities without additional subordinated financial support provided by any parties (condition 5(a)), provide us (i) a schedule of the total GAAP equity investment at risk calculated in accordance with paragraph 5(a), (ii) a schedule of the GAAP equity’s fair value, (iii) a schedule of Plaintree’s total assets, (iv) the qualitative assessments described in paragraphs 9(a) and 9(b), and (v) a schedule of Plaintree’s expected losses, as discussed in paragraph 8.

Response:

Section 5 of Per FIN 46(R) states as follows::

An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:

Section 5(a) of FIN 46R 5(a) provides that if Plaintree’s total equity investment at risk was not sufficient to permit it to finance its activities without additional subordinated financial support provided by any party, including equity holders that it would be subject to consolidation according to the provisions of FIN 46(R).

As equity investment at risk are interests that are required to be classified as equity in Plaintree’s financial statements, it was determined that Plaintree’s common shares were the only instruments which composed its equity investment at risk.

At September 30, 2005, the carrying value and fair value of Plaintree’s equity investment at risk (i.e. its common shares) were as follows:

(1)

based on the nominal quoted market price of $0.01 per share

(2)

All amounts in table are in US$.

Thus, at the time of the reconsideration event, the carrying value of Plaintree’s equity investment at risk was negative $2.8M.  As for its fair value, it was anywhere between $0 and $902,216.  Please note that the $0.01 price of Plaintree’s stock is arguably a nominal value.  Plaintree was de-listed from the Toronto Stock Exchange in October 2005, at which time its common share price was $0.005, and subsequently only traded on the OTC BB in the United States. In FY 2006 most weeks saw minimal trading volumes between 3,000 – 200,000 shares. In all of September 2005, there were only 9 days with trading of Plaintree shares and the most shares traded on any day in that month was 4,230 (90 million shares were outstanding at that time). Plaintree’s view is that the fair value of its equity investment at risk was nominal due to its financial state, near bankruptcy, and maintained by Targa principally for its tax assets.

At September 30, 2005, the book value of Plaintree’s total assets was $9.8M. Plaintree does not believe that there was a significant difference between carrying value and fair value of its assets at that time, with the exception of:

•

Amounts ‘due from related parties’ for which the fair value was not determinable;

•

Capital assets which included the building in which Plaintree operated which had an NBV at September 30, 2005 of approximately $140K and was sold in FY 2008 for $290K, therefore a portion of the appreciation would have been applicable in FY 2006.

Plaintree’s balance sheet items as at September 30, 2005 was as set out below:

In accordance with Section 9 of FIN 46(R), the sufficiency of Plaintree’s equity investment at risk was determined on a qualitative basis.  Due to the fact that the qualitative assessment was conclusive, no quantitative assessment was performed at that time.

Section 9(a) of FIN 46(R) requires that Plaintree demonstrate that it could finance its activities without additional subordinated support from Targa and its related parties to avoid being considered a variable interest entity (VIE) in accordance with FIN 46(R). At that time, Plaintree clearly could not finance its operating activities without additional subordinated support for the reasons outlined below:

•

The market value of Plaintree’s equity at September 30, 2005 was at most $902K, representing only 9% of Plaintree’s assets at September 30, 2005, which is below the 10% threshold as set out in Section 9 of FIN 46.;

•

Plaintree had cash outflows from operations for the 3 months ended September 30, 2005 of $375K and continued cash outflows from operations for FY 2006 of $1M, clearly demonstrating that it was unable to finance its operating activities without additional subordinated financial support from Targa and its affiliates in the year of its re-design of its operations to provide management services.

•

During FY 2006, Plaintree avoided insolvency through the issuance of $365K of additional convertible debentures to related parties (all but $140K of the $1.5M face value convertible debentures were issued to Targa or its affiliates) and an increase in amounts due to related parties of $581K (all due to Targa, its affiliates or the Watsons directly).

•

Plaintree’s ability to continue as a going concern remained uncertain after its re-design, and a going concern note continued to be included in its financial statements as it continued to incur operating losses, $585K in FY 2006..

•

The management services contract with Targa did not provide a guaranteed level of revenue or cash flow.

•

Plaintree held material subordinated debt to related parties of Targa at the time of the re-design as follows:

•

o

An affiliate of Targa (Hypernetics) held $36,000 or 24.8% of the $145,000 notional amount of secured convertible debentures issued on June 30, 2005 with a carrying value of $24,573 at September 30, 2005. (These were convertible into 900,000 common shares of Plaintree).

o

Targa held $220,000 notional amount of secured convertible debentures issued in April 2005 with a carrying value of $184,983 at September 30, 2005. (These were convertible into 2,000,000 common shares of Plaintree).

o

Targa held $181,240 notional amount of secured convertible debentures issued in February 2005 with a carrying value of $58,469 at September 30, 2005. (These were convertible into 2,788,308 common shares of Plaintree)

o

Targa held $900,000 amount of secured convertible debentures issued in December 2003 with a carrying value of $834,750 at September 30, 2005. (These were convertible into 7,826,087 common shares of Plaintree).

o

Tidal Quality Management Inc., a company controlled by Targa, held a demand amount receivable in respect of lease arrears obligations of Plaintree, which was secured over the property owned by Plaintree, with a carrying value of $274,570 at September 30, 2005.

o

The senior officers of Plaintree, David Watson and Bill Watson, held an unsecured interest bearing receivable in respect of consulting fees and salaries due by Plaintree, with a carrying value of $919,015 at September 30, 2005.

o

Targa had a secured $500,000 demand loan receivable from Plaintree that bore interest at prime + 5%, with a carrying value of $361,200 at September 30, 2005.

o

An affiliate of Targa (Hypernetics), had a secured demand loan receivable from Plaintree that bore interest at 10% per annum (the 2005 loan), with a carrying value of $326,152 at September 30, 2005.

Accordingly, it was determined pursuant to Section 5(a) of FIN 46(R), that, at the time of the reconsideration event, by design, Plaintree’s equity investment at risk was not sufficient to permit it to finance its activities without additional subordinated financial support.

Although the sufficiency of equity analysis does not use hindsight, it is useful to review Plaintree’s actual cashflows during the year of re-design and subsequent years. During this period cashflows from operations continued to be an outflow and the total cashflows of the Company were maintained by additional subordinated assistance from related parties:

Section 9(b) of FIN 46R requires that Plaintree demonstrate that it has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support. However, after its re-design Plaintree provided management services to affiliates of Targa and therefore the business is not readily comparable to others due to the specificity of the companies to which Plaintree provided management services. Therefore the requirements of Section 9(b) of FIN 46(R) cannot be met.

Although only one condition in paragraph 5 need exist for an entity to be considered a VIE, for completeness sake, analysis of Sections 5(b) and 5(c) of FIN 46(R) is provided below.

Section 5(b) of FIN 46R states that if the holders of Plaintree’s equity investment at risk lack voting rights, an obligation to absorb losses or a right to receive returns, Plaintree would be subject to consolidation according to the provisions of FIN 46(R).  Plaintree’s common share holders hold voting rights, as well as an obligation to absorb expected losses and a right to receive expected residual returns, and therefore Plaintree would not be considered a VIE under Section 5(b) of FIN 46R.

FIN 46R 5(c) is not applicable to Plaintree as all common share holders possess the same voting rights.

As noted above, Plaintree performed a qualitative analysis to determine its reconsideration event, and based on the overwhelming evidence uncovered by the Company through that analysis, it was determined unnecessary to perform a quantitative analysis and as a result the Company did not prepare a quantitative schedule of expected losses.

4.

Please explain to us how Targa has a variable interest (or combination of variable interests) in Plaintree that will absorb a majority of Plaintree’s expected losses, receive a majority of its expected residual returns, or both, in accordance with paragraphs 14 and 16 of FIN 46(R), and provide us a schedule that allocates Plaintree’s total expected losses among all of the variable interest holders.

Response:

At the time of Plaintree’s re-design, Targa directly held 28% of the common shares of Plaintree (37% on a fully-diluted basis), and no other common shareholder held in excess of 2% of the common shares.

With respect to the absorption of expected losses of Plaintree, Targa would absorb 28% of the first losses borne by the common shareholders up to the fair value of the common shares, determined to be anywhere between $0 and $902K (i.e. likely closer to $0) and no other individual shareholder will absorb more than 2% of the these expected losses.  All expected losses in excess of the fair value of Plaintree’s common shares and up to $3.8M ($902K + $2.9M Targa and related party subordinated debt outlined in the response to question 3) would be entirely absorbed by Targa and its related parties through its subordinated debt holdings in Plaintree.

Therefore, at worst, if the fair value of Plaintree’s equity is its maximum quoted value of $902K, expected losses in excess of $1.3M ($902K*(1-28%)*2) would result in greater than 50% of the expected losses being absorbed by Targa and its related parties, and on this basis Targa was determined to be Plaintree’s primary beneficiary.

The actual cash outflows from operations in FY 2006 were $1M, however, the variability of potential losses and returns from operations over a three year time frame would exceed $1.3M due to the variability, which could result from the change to provide management services, to the cash flows from operations. Cash outflows from operations could remain stable at $1M or increase significantly if the level of management services provided to Targa’s related parties increased significantly with a consistent increase in amounts due from related parties. Alternatively Targa’s related parties could significantly reduce the level of management services they purchase from Plaintree in any given year, or increase cash flows from operations by reducing the amounts due from related parties. Therefore the expected losses over a relatively short-time period would exceed the $1.3M calculated whereby Targa would holder greater than 50%. Please also note that the $902K market value of the common shares of Plaintree was considered a nominal value due to the financial status of the Company at the time, and in reality Plaintree’s operations were sustained only through its related party transactions, not via funding from its other equity investors. Therefore it is arguable that due to the nominal value of the common shares, Plaintree’s expected losses were borne entirely by the subordinated debt holders.

***********

The Company also acknowledges the following:

(i)

the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC;

(ii)

SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings; and

(iii)

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned if you have additional questions or require further clarification.

Yours truly,

Plaintree Systems Inc.

per:

“Lynn Saunders”

Lynn Saunders

Chief Financial Officer

GJ/skz

Plaintree Systems Inc

90 Decosta Place • Suite 100 •  Arnprior • Ontario • Canada • K7S 0B5 • Tel: 613 623 3434 • Fax: 613 623 4647

www.plaintree.com • sales@plaintree.com

 Divisions of Plaintree Systems Inc − Hypernetics • Triodetic • Plaintree